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July 12, 2013

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:
The Container Store Group, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

        On behalf of The Container Store Group, Inc., a Delaware corporation (the "Company"), and in connection with the confidential submission of its draft registration statement on Form S-1 (the "Registration Statement") on the date hereof, we hereby confidentially submit the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the "JOBS Act") and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") prior to the public filing of the Registration Statement.

        Pursuant to Title 1, Section 101 of the JOBS Act, the Company is an "emerging growth company" that had total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year ended March 2, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a "road show," as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations. In addition, as an "emerging growth company," the Company has availed itself of the exemption from disclosing certain executive compensation information in the Registration Statement pursuant to Title 1, Section 102 of the JOBS Act.

July 12, 2013

        Please direct all notices and communications with respect to this confidential submission to the following:

                Gregory P. Rodgers, Esq.
                Latham & Watkins LLP
                885 Third Avenue
                New York, NY 10022
                Telephone: (212) 906-2918
                Facsimile: (212) 751-4864

        Please contact the undersigned at (212) 906-2918 or greg.rodgers@lw.com if you have any questions regarding the foregoing.

                      Very truly yours,

                      /s/ Gregory P. Rodgers

                      Gregory P. Rodgers
                      of LATHAM & WATKINS LLP

Enclosure(s)

cc:
William A. "Kip" Tindell, III, The Container Store Group, Inc.
Joan Manson, Esq., The Container Store Group, Inc.
Howard A. Sobel, Esq., Latham & Watkins LLP
Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP